Eilenberg & Krause LLP
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New York, New York 10017

 Telephone: (212) 986-9700
 Facsimile: (212) 986-2399

July 5, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Joe McCann, Esq.
Geoff Kruczek, Esq.
Eric Atalla, CPA
Kevin Vaughn, CPA

Re:	SyntheMed, Inc.
Preliminary Proxy Statement on Schedule 14A
Amended May 27, 2011
File No. 000-20580

Ladies and Gentlemen:

On behalf of SyntheMed, Inc. (“SyntheMed”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in Ms. Ravitz’s letter, dated June 9, 2011 (the “Comment Letter”), relating to Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A filed by SyntheMed with the Commission on May 27, 2011 (File No. 000-20580).

In accordance with discussions with the Staff, we are not filing an amendment to the Preliminary Proxy Statement at this time and have instead included in this letter revised disclosure SyntheMed proposes to make in the definitive version of the proxy statement in response to the Staff’s comments.

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments in the Comment Letter is restated in bold italics prior to the response.

Division of Corporation Finance
Securities and Exchange Commission
July 5, 2011

Discounted Cash Flow Analysis, page 43

1.     We note your response to prior comment 3 and your disclosure on page 43 that Barrier’s discounted cash flow model was based on forecasts provided by SyntheMed’s management.  Please revise your discussion of the discounted cash flow analysis to disclose the second sentence of the third bullet point of your response concerning the former CEO’s belief that the forecasts provided to Barrier were not accurate and explain to us how the second sentence on page 2 of Barrier’s opinion is consistent with Barrier’s knowledge of the inaccuracies.  Please revise to disclose all material assumptions used by Barrier to generate the product revenue figures.  With a view toward disclosure, please also expand your response to prior comment 3 by reconciling the product revenues used by Barrier and the forecasts provided by SyntheMed on an annualized basis.

SyntheMed proposes to revise the discussion under “The Merger-Fairness Opinion” and “-Fairness Opinion-SyntheMed Stand Alone Valuation-Discounted Cash Flow Analysis”, as set forth on Annex A.  As explained in the proposed revisions, Barrier’s discounted cash flow analysis was based on SyntheMed’s forecasts (prepared about a year earlier) together with updated assumptions provided by SyntheMed’s management at the time the forecasts were delivered to Barrier.  The nature of the changes in the assumptions are also described.  We respectfully submit that the information provided by SyntheMed to Barrier, which includes the original forecasts as well as updated assumptions (including updated pricing assumptions), was accurate, taken as a whole, and that in light o f the proposed revised disclosure the sentence in the prior response letter referenced by the Staff relating to the accuracy of pricing in the original forecasts need not be disclosed in the proxy statement.  The sentence in Barrier’s opinion referenced by the Staff is consistent with Barrier’s knowledge of the “inaccuracies” in the written projections because the sentence takes into account all information provided to Barrier relating to SyntheMed and its operations, which, as noted above, includes the written projections as well as the updated assumptions provided by SyntheMed’s management.

In response to the Staff’s request to disclose material assumptions used by Barrier to generate the product revenue figures, the proposed revisions describe all material assumptions used by Barrier to generate the forecasts.  We have not quantified the assumptions, as SyntheMed treats that information as confidential.

Division of Corporation Finance
Securities and Exchange Commission
July 5, 2011

With regard to the Staff’s request to reconcile the product revenues used by Barrier and the forecasts provided by SyntheMed, on July 1, 2011 we supplementally delivered to the Staff, via overnight courier, a spreadsheet reconciling both sets of forecasts on an annualized basis, as well as each underlying assumption, including a brief explanation of the reason for the changed assumptions.  We respectfully submit that no further disclosure be made in the proxy statement regarding the reconciliation, as the differences are attributable to updated assumptions provided by SyntheMed rather than independent determinations by Barrier.

The proposed revisions also clarify that SyntheMed did not provide projections for the 2021-2030 period, and that Barrier utilized for that period a key assumption, ie. maturing of the market, as well as the effect of that assumption on forecasted revenue over the period.

Independent Accountant’s Review Report, page F-2

2.
We note that neither your Independent Accountant’s Review Report nor your Independent Auditor’s Report on page F-14 was signed by your Independent Accountant.  Please revise the filing to provide reports from your accountant that are signed.  Refer to Item 2-02(a)(2) of Regulation S-X.

SyntheMed will include the requested signed reports in the next filed version of the proxy statement in accordance with the Staff’s request.

Note 11-Restatement, page F-25

3.     We note that you restated your financial statements to properly record your liability to the University of Glasgow at December 31, 2010.  Please revise the disclosure to explain in greater detail the nature of the error related to this liability and why an adjustment was necessary to the liability balance.  Refer to paragraph 250-10-50-7 of the FASB Accounting Standards Codification.

As discussed on the telephone with Mr. Atallah and in accordance with the Staff’s comment, SyntheMed proposes to revise the disclosure at page F-25, Note 11, first paragraph, second sentence,  as indicated below:

“Additionally, as the result of a bookkeeping error, the Company had not properly recorded its liability for the amounts owing to the University of Glasgow at December 31, 2010.”

SyntheMed acknowledges that:

•	SyntheMed is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SyntheMed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
Securities and Exchange Commission
July 5, 2011

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 986-9700, extension 335.

Very truly yours,

s/Keith Moskowitz
Keith Moskowitz

Cc:  SyntheMed, Inc.
Richard L. Franklin, M.D., Ph.D., Executive Chairman

[Annex A - Proposed Proxy Statement Disclosure - Marked to Show Changes]

Fairness Opinion

On October 21, 2010, Barrier Advisors was retained by the Special Committee of the Board of Directors (“Special Committee”) of SyntheMed to render an opinion to the Special Committee as to the fairness, from a financial point of view, of the exchange ratio (as defined in the merger agreement) to SyntheMed and its stockholders.  On December 22, 2010, the Special Committee met to review the proposed merger.  During this meeting, Barrier Advisors reviewed with the Special Committee the material financial analyses undertaken by Barrier Advisors.  Also at this meeting, Barrier Advisors delivered its oral opinion to the Special Committee (subsequently confirmed following the meeting by delivery of its written opinion), that, as of December 22, 2010, and b ased on the procedures followed and subject to the factors considered and assumptions made by Barrier Advisors and certain other limitations set forth in its opinion, the exchange ratio defined in the merger agreement (which reflects the number of shares of SyntheMed common stock to be issued in the merger for each Pathfinder membership unit outstanding immediately prior to the merger) was fair, from a financial point of view, to SyntheMed and its stockholders.

The full text of Barrier’s written opinion dated December 22, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Barrier Advisors in rendering its opinion, is attached as Annex B to this proxy statement and is incorporated in its entirety herein by reference.  SyntheMed’s stockholders are urged to, and should, read the opinion of Barrier Advisors carefully and in its entirety.

Barrier Advisors’ opinion was provided for the information and assistance of the Special Committee in connection with its consideration of the merger.  The opinion does not address the underlying business decision to enter into the merger agreement.  The opinion was not intended to be, nor does it constitute, a recommendation to the Special Committee or any stockholder as to how such person should vote or act with respect to the merger or related transactions being submitted to a vote of stockholders.  Barrier Advisors’ opinion relates only to the fairness, from a financial point of view, to SyntheMed stockholders of the exchange ratio (as defined in the merger agreement) and does not address any othe r aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection with the merger or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the exchange ratio.  The opinion does not address the pre-merger capital structure of SyntheMed or any other pre-merger relationships, agreements or arrangements among any of the stockholders or other stakeholders of SyntheMed.

Barrier Advisors did not recommend any specific exchange ratio to the Special Committee or that any specific exchange ratio constituted the only appropriate exchange ratio with respect to the merger agreement.  In addition, Barrier Advisors’ opinion and presentation to the Special Committee was one of many factors taken into consideration by the Special Committee and the board of directors in making their decision to approve the merger.  Consequently, the Barrier Advisors analyses as described below should not be viewed as determinative of the opinion of the Special Committee or board of directors with respect to the exchange ratio or whether the Special Committee or board of directors would have been willing to agree to a different exchange ratio.

In arriving at its opinion, Barrier Advisors:

•	reviewed and analyzed the financial terms of a draft of the merger agreement dated as of December 17, 2010;

•
reviewed certain publicly available information concerning SyntheMed (including historical financial statements and related notes) and certain internal financial projections, forecasts, analyses and other information of SyntheMed (including sales projections for REPEL-CV prepared by Mr. Hickey in the Fall of 2009) and Pathfinder (prepared by Dr. Franklin) furnished to Barrier Advisors by SyntheMed and Pathfinder, respectively (the REPEL-CV sales projections were updated by Barrier Advisors based on updated assumptions provided by Mr. Hickey at the time of delivery of the projections to Barrier Advisors) ;

•	reviewed historical financial statements of Pathfinder;

•
conducted discussions with senior management of Pathfinder (ie., Dr. Franklin) with respect to the business prospects and financial outlook of Pathfinder including potential therapeutic applications of Pathfinder’s technology and operational processes and regulatory paths necessary to pursue the various applications.  Dr. Franklin also provided Barrier Advisors with a summary of key development steps and anticipated costs associated with Pathfinder’s plan of operations.   Dr. Franklin did not provide Barrier Advisors with any revenue projections;

•
conducted discussions with senior management of SyntheMed (ie., Mr. Hickey) with respect to the business prospects and financial outlook of SyntheMed including the history of SyntheMed’s lead product, REPEL-CV, the status and scope of its FDA approval and the requirement for additional clinical studies for application of the product in adults in the United States~~.  Mr. Hickey also provided Barrier Advisors with sales projections for REPEL-CV~~;

•	reviewed the historical reported prices and trading activity for SyntheMed common stock; and

•	reviewed publicly available information with respect to the business and financial outlook of SyntheMed.

In addition, Barrier Advisors (i) compared certain financial information of SyntheMed and Pathfinder with similar information for selected publicly traded companies that Barrier Advisors considered comparable in whole or in part to SyntheMed and Pathfinder, (ii) considered, to the extent publicly available, the financial terms of other recent business combinations involving companies whose operations and products Barrier Advisors considered comparable in whole or in part to the operations and products of SyntheMed and Pathfinder and (iii) performed such other studies and analyses, made such other inquiries and considered such other information and factors as Barrier Advisors deemed appropriate for the purposes of the opinion.

In rendering its opinion, Barrier Advisors assumed and relied upon, but did not make, and has not assumed any responsibility for, any independent investigation or verification of, the accuracy and completeness of the financial, legal, tax, operating and other information that was provided or otherwise made available by SyntheMed and Pathfinder (including, without limitation, the financial statements and related notes thereto of SyntheMed and Pathfinder, as well as other publicly available information with respect to SyntheMed and Pathfinder).  With respect to the information relating to SyntheMed and Pathfinder and their respective operations, Barrier Advisors has assumed, in reliance upon the assurances of the management of SyntheMed and Pathfinder, t hat such information provided to Barrier Advisors was reasonably prepared on a basis in accordance with industry practice reflecting the best currently available estimates and judgments of the management of SyntheMed and Pathfinder  as to the future financial performance of SyntheMed and Pathfinder.  Barrier Advisors expressed no opinion as to the viability of the combined company following the merger, including the potential for or timing of commercialization of any product or service, the nature and extent of the combined company’s financing needs or the ability of the combined company to satisfy any such financing needs.  Barrier Advisors further assumed that neither SyntheMed nor Pathfinder was a party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spinoff, other than the proposed merger.

Barrier Advisors did not assume responsibility for, and did not perform, any independent evaluation or appraisal of any of the respective assets or liabilities of SyntheMed or Pathfinder, nor was Barrier Advisors furnished with any evaluations or appraisals.  Barrier Advisors did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of SyntheMed or Pathfinder.  Barrier Advisors was not asked to and did not consider (i) the relative merits of the merger or consider any alternative transactions or strategies that might have been available to SyntheMed or (ii) the possible effects of any litigation or other contingent matters.

Barrier Advisors’ opinion was necessarily based on the information available to it, the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion; events occurring after the date of the opinion could materially affect the assumptions used by Barrier Advisors in preparing its opinion.  Barrier Advisors’ opinion speaks only as of the date of such opinion, and is based on market conditions and the information supplied to Barrier Advisors as of the date of its opinion, and is without regard to market, economic, financial, legal or other circumstances or events of any kind or nature which may exist or occur after such date.  See “-Certain Changes Subsequent to Fairness Opinion” for a description of certain mat ters that have occurred or that SyntheMed reasonably expects to occur since the delivery of the fairness opinion and prior to the date of the special meeting and that represent or may represent material changes in SyntheMed’s or Pathfinder’s operations or performance or the assumptions upon which Barrier Advisors based its opinion. Barrier Advisors has not undertaken to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of the opinion and Barrier Advisors does not have any obligation to update, revise or reaffirm its opinion.  Barrier Advisors expressed no opinion as to the price at which shares of SyntheMed common stock may trade following the announcement or consummation of the merger.

For purposes of its opinion, Barrier Advisors relied, without independent verification, on the legal, tax and regulatory assessments of SyntheMed and Pathfinder provided by their respective legal, tax and regulatory advisors.  Barrier Advisors did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which SyntheMed, Pathfinder or any of their respective affiliates is a party or may be subject.  Barrier’s opinion made no assumptions concerning, and therefore did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such claims.  In additi on, in preparing its opinion, Barrier Advisors did not take into account any tax consequences of the transaction to SyntheMed or Pathfinder.  Barrier Advisors assumed that the executed merger agreement was in all material respects identical to the December 17, 2010 draft of the merger agreement reviewed by Barrier Advisors.  Barrier Advisors also assumed that the merger will be consummated pursuant to the terms of the merger agreement, without amendments thereto and without waiver by any party of any material conditions or obligations thereunder.

In connection with its analyses, Barrier Advisors made, and was provided by management of SyntheMed and Pathfinder with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond SyntheMed’s or Pathfinder’s control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses.  Because these analyses are inherently subject to uncertainty, and are based upon numerous factors or events beyond the control of SyntheMed, Pathfinder, or their advisors, none of SyntheMed, Pathfinder, Barrier, or any other person assumes responsibility if future results or actual valu es are materially different from these forecasts or assumptions.

The following is a summary of the material financial analyses performed by Barrier Advisors in connection with its opinion.   The financial analyses summarized below include information presented in tabular format.  To understand fully the summary of the financial analyses used by Barrier Advisors, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analysis.  This summary is not intended to be an exhaustive description of the analyses performed by Barrier Advisors.  The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analys es by Barrier Advisors or the Special Committee.  The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description.  Accordingly, the summary below does not purport to be a complete description of the analyses performed by Barrier Advisors or of its presentation to the Special Committee on December 22, 2010.  Barrier Advisors believes that its analysis must be considered as a whole and that considering any portion of the analysis and of the factors considered, without considering all analysis and factors, could create an incomplete or misleading view of the process underlying its opinion.

SyntheMed Stand Alone Valuation

Barrier Advisors analyzed the value of SyntheMed as a stand-alone company.  To perform the stand-alone valuation, Barrier Advisors performed (i) a discounted cash flow analysis, (ii) a comparable transactions analysis, (iii) a comparable company analysis, (iv) a liquidation analysis and (v) a market capitalization/stock price analysis, in each case as more fully described below. Barrier Advisors then applied weights to the respective analyses, to produce a weighted valuation.

Discounted Cash Flow Analysis. Barrier Advisors performed a discounted cash flow analysis of SyntheMed based on sales forecasts by SyntheMed’s management to calculate the estimated present value of stand-alone, unlevered after-tax free cash flow that SyntheMed could generate during the calendar years 2011-2030.  The forecasts provided by SyntheMed’s management were prepared by Mr. Hickey in the Fall of 2009, and were limited to the period 2010-2020.  At the time of delivery of the forecasts to Barrier Advisors approximately one year later, Mr. Hickey updated Barrier Advisors regarding the assumptions underlying the forecasts and Barrier Advisors reflected the updated assumptions in its analysis.  The updated assumptions related to product pricing and number of units of REPEL-CV required per surgical procedure, as well as the lack of capital infusion to commence the operating plan underlying the forecasts, which had the effect of delaying forecasted revenue and date of expanded REPEL-CV US regulatory approval by one year.  Forecasted rates of market penetration were also reduced as a result of the delay in implementing the projected operating plan due to the possible entry of competitors.  For the 2010-2020 period, Barrier Advisors relied on the information provided by SyntheMed and made no independent assessment of the underlying assumptions.  For the 2021-2030 peri od, Barrier Advisors assumed that annual REPEL-CV revenue would, in accordance with SyntheMed’s updated assumptions, peak in 2021 and, based on its own independent assessment, would decline gradually by an aggregate of approximately 20% over the remaining years through 2030 due to maturing of the market. Material assumptions used in the forecasts include type of cardiac surgical procedure, number of procedures and procedure growth rate, REPEL-CV market penetration rate and date of US marketing approval for the adult indication, units of REPEL-CV per procedure and REPEL-CV domestic and international selling prices.  The revenue forecasts assume that sufficient capital is available  to fund operations over the projected period including marketing and sales and the clinical trials required to expand the REPEL-CV US marketing approval to include the adult indication.

  A 20 year projection period was forecasted and thus a terminal value was not considered. The present value of the cash flows were calculated using discount rates ranging from 30% to 35%.  This discount rate was arrived at using a base discount rate of 20% plus a lack of capital premium of 10% to 15%. The present value cash flows were then multiplied by a cumulative probability of success factor to complete clinical trials of 63%.  Assuming the foregoing discount rate assumptions, Barrier Advisors noted that the discounted cash flow analysis produced a negative implied equity value for SyntheMed.